UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

ONDAS HOLDINGS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68236H 204

(CUSIP Number)

Eric A. Brock

165 Gibraltar Court

Sunnyvale, CA 94089

(617) 359-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2020

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68236H 204	Page 2 of 5 Pages

1.	Name of Reporting PersonS Eric A. Brock
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF – Personal Funds, OO – Other
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,957,873
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,957,873
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,957,873
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.36%
14.	Type of Reporting Person IN

CUSIP No. 68236H 204	Page 3 of 5 Pages

Explanatory Note:

This Amendment No. 3 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on January 31, 2019, as amended by Amendment No. 1 thereto filed on October 2, 2019 and Amendment No. 2 thereto filed on January 27, 2020 (as so amended, the “Schedule 13D”), by Eric A. Brock (the “Reporting Person”). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following text to the end of the item:

The source of funds used in connection with the acquisitions in Item below by the Reporting Person were personal funds and other.

Series A Preferred

On August 14, 2020 (the “Closing Date”), Ondas Holdings Inc. (the “Company”) entered into securities purchase agreements (the “Purchase Agreements”) with certain purchasers (the “Investors”), which provided for the sale of an aggregate of $3.0 million of the Company’s Series A Convertible Preferred Stock (the “Series A Preferred”) at a cash purchase price of $2.00 per share. On August 14, 2020, pursuant to the Purchase Agreements, the Company issued an aggregate of 1,500,000 shares of Series A Preferred to the Investors (the “Closing”). In connection with the Closing, the Reporting Person purchased 157,500 shares of Series A Preferred. The terms of the Series A Preferred are as set forth in the Certificate of Designation for the Series A Preferred Stock, which was filed as Exhibit 3.1 to Ondas' Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 17, 2020.

Reverse Stock Split

On November 16, 2020, Ondas executed a one-for-three reverse stock split of its issued and outstanding Common Stock (the "Reverse Stock Split") resulting in the appropriate reduction in the Reporting Person's ownership of shares of common stock. No fractional shares were issued as a result of the Reverse Stock Split. Any fractional shares that would have resulted from the Reverse Stock Split were rounded up to the nearest whole share.

Also, in connection with the Reverse Stock Split, the Investor Warrant held by the Reporting Person was adjusted to allow for the purchase of 66,667 shares at an exercise price of $9.75.

Mandatory Conversion of Series A Preferred

On December 8, 2020, the 157,500 shares of Series A Preferred held by the Reporting Person mandatorily converted into 65,625 shares of common stock upon Ondas' uplisting to the Nasdaq Capital Market.

Also on December 16, 2020, Ondas issued 1,051 shares of common stock to the Reporting Person to reflect an in-kind dividend that should have been paid on the Series A Preferred before the Series A Preferred converted mandatorily on December 8, 2020.

As of December 23, 2020, the Reporting Person currently owns 1,957,873 shares of common stock of Ondas, which includes 66,667 shares underlying the Investor Warrant.

CUSIP No. 68236H 204	Page 4 of 5 Pages

Item 4.	Purpose of Transaction.

Item 4 is amended by adding the following text to the end of the item:

The information regarding the transactions between August 14, 2020 and December 16, 2020 in Item 3 is incorporated herein by reference.

All acquisitions were for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a) The Reporting Person owns 1,957,873 shares of common stock of the Issuer, which includes 66,667 shares underlying the Investor Warrant. The percentage of class for the Reporting Person of 7.36% is based on 26,540,769 shares outstanding as of December 23, 2020. Mr. Brock exercises voting and dispositive power over all such shares.

(b) Mr. Brock has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the 1,957,873 shares of the Issuer’s shares of common stock owned directly by him. (See Rows 7-10 of page 2 herein.)

(c) Please see Item 3 above for the description of the transactions relative to the shares acquired by the Reporting Person.

(d) The Reporting Person knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e) Not applicable.

CUSIP No. 68236H 204	Page 5 of 5 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2020	By:	/s/ Eric A. Brock
Eric A. Brock